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                         July 16, 2021

       Kathleen P. Bloch
       Chief Financial Officer
       CytoSorbents Corporation
       7 Deer Park Drive, Suite K
       Monmouth Junction, New Jersey 08852

                                                        Re: CytoSorbents
Corporation
                                                            Registration
Statement on Form S-3
                                                            Filed July 14, 2021
                                                            File No. 333-257910

       Dear Ms. Bloch:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Abby
Adams at (202) 551-6902 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Life Sciences
       cc:                                              David C. Schwartz, Esq.